
September 30, 2011

<u>Via E-mail</u>
Robert B. Sturges
Chief Executive Officer
Nevada Gold & Casinos, Inc.
50 Briar Hollow Lane, Suite 500W
Houston, TX 77027

> **Re: Nevada Gold & Casinos, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 15, 2011**
> **File No. 333-176847**

Dear Mr. Sturges:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page (ii)

1. In one of the opening paragraphs, please revise to disclose your net losses for the last two completed fiscal years and the most recently completed interim period and the aggregate amount of your outstanding indebtedness as of the end of the most recently completed interim period. This will provide a financial snapshot of your company.

Incorporation of Documents by Reference, page 13

2. Please revise to specifically incorporate by reference into the prospectus all reports filed pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 since April 30, 2011. In this regard, we note that you have not incorporated by reference your Current Report on Form 8-K/A filed on September 14, 2011. Refer to Item 12(a)(2) of Form S-3.

Exhibit 5.1

3. Please have counsel revise the first paragraph on page 2 to delete the assumption contained in clause (v).

4. Please have counsel revise the second paragraph on page 2 to delete the qualification contained in clause (iii), or tell us why you believe it is necessary.

5. Please have counsel revise the third numbered opinion on page 3 related to Debt Securities to remove the phrase "or upon exercise, exchange or conversion of any other Shelf Security in accordance with the terms of the Shelf Security or the instrument governing the Shelf Security providing for the exercise, exchange or conversion as approved by the Board, for the consideration approved by the Board" from clause (C), or tell us why you believe it is necessary since it appears to contemplate equity being exchanged or converted into debt.

6. Please have counsel revise the first paragraph on page 4 to remove the phrase "in each case, that, in my opinion, are normally applicable to transactions of the type contemplated by the Registration Statement as in effect on the date hereof." The above referenced phrase is an inappropriate opinion qualification. Counsel must provide a legal opinion based upon all applicable New York and Nevada laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or, in his absence, me at (202) 551-3750 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director